EXHIBIT A

              General Partner and control persons for TCP and TCPP


Tinicum Lantern II L.L.C.
-------------------------

         Tinicum Lantern II L.L.C., a Delaware limited liability company ("Lantern"), is the general partner of TCP and TCPP. Lantern is a private investment corporation. The address of its principal business and principal office is 800 Third Avenue, 40th Floor, New York, NY 10022. The name, present principal occupation, business address and citizenship of the managing members of Lantern are set forth below.

Eric M. Ruttenberg -  Co-Managing Member

Mr. Ruttenberg's principal occupation is Co-Managing Member of Lantern. His business address is 800 Third Avenue, New York, NY 10022. Mr. Ruttenberg is a United States citizen.

Terence O'Toole -  Co-Managing Member

Mr. O'Toole's principal occupation is Co-Managing Member of Lantern. His business address is 800 Third Avenue, New York, NY 10022. Mr. O'Toole is a United States citizen.